AB 9/3



10031935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 30 2010
Washington, DC
110

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Oak Merchant Partners LLC

f/k/a **Accent Capital Advisors, L.L.C.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Kearny Street, 4th Floor

(No. and Street)

San Francisco	**CA**	**94108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Thrift **(415) 644-4164**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AB 9/3

OATH OR AFFIRMATION

I, **Jack Thrift**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Accent Capital Advisors, L.L.C.**, as of **June 30, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 27 day of August 2010

Notary Public


LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCENT CAPITAL ADVISORS, L.L.C. AND AFFILIATE
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

JUNE 30, 2010


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Members
Accent Capital Advisors, L.L.C. and Affiliate

We have audited the accompanying consolidated statement of financial condition of Accent Capital Advisors, L.L.C. and Affiliate (the "Company") as of June 30, 2010, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Accent Capital Advisors, L.L.C. and Affiliate as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
August 27, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

ACCENT CAPITAL ADVISORS, L.L.C. AND AFFILIATE
Consolidated Statement of Financial Condition
June 30, 2010

Assets	
Cash	$ 1,181,668
Accounts receivable	8,144
Equipment	3,611
Total assets	$ 1,193,423
Liabilities and Members' Equity	
Participation fee payable	$ 427,250
Accrued expenses	14,875
Total liabilities	442,125
Members' equity	751,298
Total liabilities and members' equity	$ 1,193,423

See Accompanying Notes to Consolidated Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C. AND AFFILIATE

Consolidated Statement of Operations

Year Ended June 30, 2010

Revenues	
Private placement transaction fee	$ 1,149,961
Private placement service fee	260,000
Total revenues	1,409,961
Expenses	
Private placement participation fee expense	427,250
Professional fees	33,014
Insurance	13,873
Regulatory fees and taxes	13,579
General and administrative	17,193
Total expenses	504,909
Net income	$ 905,052

See Accompanying Notes to Consolidated Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C. AND AFFILIATE

Consolidated Statement of Changes in Members' Equity

Year Ended June 30, 2010

Members' equity, beginning of the year	$	7,274
Net income		905,052
Contributions from members		73,529
Distributions to members		(234,557)
Members' equity, end of the year	$	751,298

See Accompanying Notes to Consolidated Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C. AND AFFILIATE

Consolidated Statement of Cash Flows

Year Ended June 30, 2010

Cash flows from operating activities:	
Net income	$ 905,052
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(8,144)
Decrease in prepaid expenses	497
Increase in participation fee payable	427,250
Increase in accrued expenses	8,375
Net cash provided by operating activities	1,333,030
Cash flows from investing activities	
Purchases of equipment	(3,611)
Cash flows from financing activities	
Contributions from members	73,529
Distributions to members	(234,557)
Net cash used in financing activities	(161,028)
Net increase in cash	1,168,391
Cash, beginning of year	13,277
Cash, end of year	$ 1,181,668

See Accompanying Notes to Consolidated Financial Statements

ACCENT CAPITAL ADVISORS, L.L.C. AND AFFILIATE
Notes to Consolidated Financial Statements
June 30, 2010

1. Business and Summary of Significant Accounting Policies

Business

Accent Capital Advisors, L.L.C ("Accent") is a California corporation formed on December 5, 2005. Accent is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On April 30, 2010, FINRA approved a continuing membership application in connection with the sale of the Accent's membership interest by the former member to three new members. All new members of Accent are also the members of White Oak Merchant Partners, LLC ("WOMP or Affiliate"), a Delaware limited liability company formed on August 6, 2009. WOMP has not commenced its operations, and during the period ended June 30, 2010, it held certain assets, liabilities and equity of Accent. During the same period, WOMP also received and paid certain revenues and expenses on behalf of Accent. Management is in process of dissolving WOMP and is seeking permission from FINRA to change Accent's name to White Oak Merchant Partners, LLC. All assets, liabilities, equity, revenue and expenses of, held or recorded by WOMP on behalf of Accent are reflected on the books of Accent.

As a limited liability company, members' liability is limited to the amount reflected in their capital accounts.

Basis of Presentation

The consolidated financial statements include the accounts of Accent and WOMP (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated upon consolidation.

Private Placement Revenue and Expenses

Private placement transaction fee revenue includes fees arising from debt offerings in which the Company acts as a placement agent. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue includes fees earned from providing debt advisory services. Private placement service fee revenue is recorded when services are provided per the terms of the agreements. The Company enters into participation agreements with certain third parties in connection with debt offerings in which the Company acts as a placement agent. Under the terms of the participation agreements the Company pays a portion of the private placement transaction fee it receives to these third parties. Private placement participation fee expense is recorded when the related revenue is earned and is payable per the terms of the participation agreements.

1. Business and Summary of Significant Accounting Policies (continued)

Cash

The Company maintains its cash in a bank deposit account with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such an account and believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying consolidated financial statements. If the Company were to incur an income tax liability in the future, interest expense on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $739,543, which was $710,068 in excess of its required net capital of $29,475. The Company's aggregate indebtedness to net capital ratio was 0.5978 to 1.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with White Oak Global Advisors, LLC ("WOGA"). WOGA is a sister company, under common control, to the Company. Under the terms of the agreement, WOGA has agreed to pay all costs attributable to the activities of the Company, including principal and registered representative salaries, office rent, postage, telephone and communication expenses, photocopy and office expenses. WOGA cannot at any time and under any circumstances require or request the Company to reimburse it for rent or any other expenses listed above that it has agreed to pay on behalf of the Company.

4. Subsequent Events

Management evaluated subsequent events through August 27, 2010, the date these consolidated financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these consolidated financial statements.

During the period July 1, 2010 through August 27, 2010, distributions to the members totaled approximately $169,000.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Accent Capital Advisors, L.L.C. as of June 30, 2010

Item	Sub-amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 751,298	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net Capital			751,298	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			751,298	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	(11,755)	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(11,755)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			739,543	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 739,543	3750

OMIT PENNIES

Notes:
Non-allowable assets:

Accounts receivable	$ 8,144
Equipment	3,611
Total	$ 11,755

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Accent Capital Advisors, L.L.C. as of June 30, 2010

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 29,475	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	29,475	3760
14.	Excess net capital (line 10 less 13)	710,068	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	695,331	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			442,125	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820		3830
19.	Total Aggregate indebtedness			$ 442,125	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			59.78%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess capital (line 10 or 24)		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3 % of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Accent Capital Advisors, L.L.C.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
June 30, 2010

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Accent Capital Advisors, L.L.C.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
June 30, 2010

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Accent Capital Advisors, L.L.C.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
June 30, 2010

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 739,543	$ 442,125	59.78 %
Computation per Schedule I	739,543	442,125	59.78 %
Difference	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb
Levy
&
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

To the Members
Accent Capital Advisors, L.L.C. and Affiliate

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Accent Capital Advisors, L.L.C. and Affiliate (the "Company"), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hark, Levy & Weiland LLP

San Francisco, California
August 27, 2010


Harb Levy & Weiland
ACCOUNTANTS
CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon-Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Accent Capital Advisors, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by Accent Capital Advisors, L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding check payments noting no differences. The Company submitted a revised Form SIPC-7 on August 26, 2010 to correct an error reported on Form SIPC-7 submitted by the Company on August 24, 2010. The listed assessment payments noted on both the forms represented total assessment due and paid by the Company.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
August 27, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended June 30, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

Revised

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACCENT CAPITAL ADVISORS, LLC
88 Kearny Street, 4th Floor
San Francisco, CA 94108
FINRA 8-67283
June 30, 2010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JACK THRIFT 415-644-4164

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,524.90

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

January 4, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,374.90

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,068.12 - please see attached cover letter and additional information.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCENT CAPITAL ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 24 day of August, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2010
and ending June 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,409,961

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — ________

Total additions — ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ________

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ________

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________________ — ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $________

Enter the greater of line (i) or (ii) — ________

Total deductions — ________

2d. SIPC Net Operating Revenues — $________

2e. General Assessment @ .0025 — $________
(to page 1 but not less than $150 minimum)

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACCENT CAPITAL ADVISORS LLC
88 Kearny Street, 4th Floor
San Francisco, CA 94108
FINRA 8-67283
June 30, 2010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jack Thrift 415-644-4164

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2456.78

B. Less payment made with SIPC-6 filed (exclude interest) ((150.00))
January 4, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,306.78

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCENT CAPITAL ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 24 day of August, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2009
and ending June 30, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 982,711
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of [illegible]	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 982,711
2e. General Assessment @ .0025	$ 2,456.78

(to page 1 but not less than $150 minimum)